

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2015

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

> **Re:** **vTv Therapeutics Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 2, 2015**
> **Response dated July 6, 2015**
> **File No. 333-204951**

Dear Mr. Holcombe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2015 letter.

Use of Proceeds, page 52

1. We note your response to comment 5 and your revised disclosure. We continue to note the statement on page 52 that "This expected use of net proceeds from this offering and our existing cash, cash equivalents and marketable securities represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve." We also note that the disclosure in the risk factor on page 45 has not changed. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise to disclose the specific contingencies and alternative uses of proceeds.

<u>Exhibits</u>

2. We reissue comment 12. Please file the agreement with Calithera as an exhibit. We note that Calithera accounted for all of your revenues as of the financial statements for the period ended March 31, 2015 and the initial payment fee and the potential payment of costs for the first year as discussed on page 102. Also, given the potential milestone payments discussed on page 102, this agreement would appear to be material to your company at this time and not just an ordinary course of business contract.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence G. Wee, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP